UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                                (Amendmend No. 1)

                    Under the Securities Exchange Act of 1934



                                CaminoSoft Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    133765107
                           --------------------------
                                 (CUSIP Number)



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                                       13G
CUSIP No.  222892101
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1.       NAME OF REPORTING PERSON             S.S. OR I.R.S. IDENTIFICATION NO.

         BFS US Special Opportunities Trust PLC                  None - Foreign

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [   ]
         (b)      [ x ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION


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         England
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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        5.       SOLE VOTING POWER
                 645,000
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        6.       SHARED VOTING POWER
                 None
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        7.       SOLE DISPOSITIVE POWER
                 645,000
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        8.       SHARED DISPOSITIVE POWER
                 None
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         645,000
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
         [  ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.56%
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12.      TYPE OF REPORTING PERSON
         IV
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ITEM 1.
         (a)  Name of Issuer.


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             CaminoSoft Corp.                                        ("Company")
         (b)  Address of Issuer's principal Executive Offices
             600 N. Hampshire Rd., Suite 105
             Westlake Village, CA 91361


ITEM 2.

         (a)  Name of Person Filing
              BFS US Special Opportunities Trust PLC

         (b) Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc.
              8080 N. Central Expressway, Suite 210, LB-59
              Dallas, Texas  75206

         (c)  Citizenship
              England

         (d)  Title of Class of Securities
              Common Stock

         (e)  CUSIP Number

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)  ______     Broker or Dealer registered under Section 15 of the Act

        (b)  ______     Bank as defined in section 3(a)(6) of the Act

        (c)  ______     Insurance Company as defined  in section 3(a)(19) of the
                        Act

        (d)  ______     Investment  Company  registered  under  section 8 of the
                        Investment Company Act

        (e)  ______     Investment Adviser  registered  under section 203 of the
                         Investment Advisers Act of 1940

        (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                        section 240.13d-1(b)(1)(ii)(F)



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        (g) ______      Parent  Holding  Company,  in  accordance  with  section
                        240.13d-1(b)(ii)(G)(Note: See Item 7)

        (h) ______      Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


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ITEM 4. Ownership.

     (a) Amount  Beneficially  Owned:

          As of March 1, 2002, the Filer owned 625,000 shares of the Company's common stock. On March 7, 2002, the Filer purchased 20,000 shares of the Company's common stock on the open market at a cost of $1.34 per share. Thus, at December 31, 2001, the Filer owned 625,000 shares of the Company's common stock.

          The Investment Adviser is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth & Income Trust PLC and Investment Adviser for Renaissance Capital Growth & Income Fund III, Inc., both of which own securities of the Company. The filer disclaims membership in a group.

         (b)  Percent of Class
              6.56%

         (c)  Number of shares as to which such person has:

              (i)       sole power to vote or to direct the vote:
                           645,000
              (ii)      shared power to vote or to direct the vote:
                           None
              (iii)     sole power to dispose or to direct the disposition of:
                           645,000
              (iv)      shared power to dispose or to direct the disposition of:
                           None

ITEM 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.


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ITEM 7. Identification  and Classification  of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9. Notice of Dissolution of Group.

         Not applicable.


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ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2002                                     /S/
                                                     Signature

                                                     Russell Cleveland, Director
                                                     Name and Title



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